UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,646 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 513,646 (1)
	10.	Shared Dispositive Power 1,617,948 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,594 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 276,017 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Includes 971,043 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(3)

Based upon 36,828,522 Class A Shares and 1,247,060 Class B Shares outstanding as of July 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, that was filed by the Issuer with the SEC on August 2, 2019.

CUSIP No. 81752R100

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,646 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 513,646 (1)
	10.	Shared Dispositive Power 1,617,948 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,594 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 276,017 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Includes 971,043 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(3)

Based upon 36,828,522 Class A Shares and 1,247,060 Class B Shares outstanding as of July 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, that was filed by the Issuer with the SEC on August 2, 2019.

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,646 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 513,646 (1)
	10.	Shared Dispositive Power 1,617,948 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,594 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%(3)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 276,017 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Includes 971,043 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(3)

Based upon 36,828,522 Class A Shares and 1,247,060 Class B Shares outstanding as of July 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, that was filed by the Issuer with the SEC on August 2, 2019.

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,131,594 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 513,646 (1)
	10.	Shared Dispositive Power 1,617,948 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,594 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 276,017 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Includes 971,043 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(3)

Based upon 36,828,522 Class A Shares and 1,247,060 Class B Shares outstanding as of July 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, that was filed by the Issuer with the SEC on August 2, 2019.

This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“On August 12, 2019, Partners and Mr. Lampert entered into a cross-trade between each other in which Partners disposed of, and Mr. Lampert acquired, an aggregate of 38,652 Class A Shares and 683,081 OP Units for aggregate consideration of approximately $28,320,803 in connection with the satisfaction of certain liabilities owed to Mr. Lampert. In connection with the cross-trade of OP Units to Mr. Lampert, pursuant to the governing documents of the Operating Partnership, Partners was also required to transfer 44,897 Class B Shares to Mr. Lampert. No additional consideration was paid by Mr. Lampert in connection with the transfer of such Class B Shares.”

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“On September 30, 2019, Partners entered into a Rule 10b5-1(c) Plan (the “September 2019 10b5-1 Plan”) pursuant to which Partners agreed to distribute both (i) 8,283 Class A Shares and (ii) 146,379 OP Units, which are currently held by Partners, pro rata to its redeeming limited partners following the satisfaction of certain conditions outside the control or influence of any of the Reporting Persons, as described in the September 2019 10b5-1 Plan, pursuant to the requirements of Rule 10b5-1(c) under the Act. There is the potential that no Class A Shares or OP Units will be distributed under the September 2019 10b5-1 Plan in the event the conditions on such distributions are not satisfied during the term of the September 2019 10b5-1 Plan.

The September 2019 10b5-1 Plan is filed as Exhibit 99.10 to this Amendment and is incorporated by reference herein. The September 2019 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act. The foregoing, including any description of the September 2019 10b5-1 Plan, is qualified in its entirety by reference to Exhibit 99.10 hereto.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of September 30, 2019, the Reporting Persons may be deemed to beneficially own the Common Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	2,131,594	(1)(2)	5.6	%(3)	513,646	(1)	0	513,646	(1)	1,617,948	(2)
RBS Partners, L.P.	2,131,594	(1)(2)	5.6	%(3)	513,646	(1)	0	513,646	(1)	1,617,948	(2)
ESL Investments, Inc.	2,131,594	(1)(2)	5.6	%(3)	513,646	(1)	0	513,646	(1)	1,617,948	(2)
Edward S. Lampert	2,131,594	(1)(2)	5.6	%(3)	2,131,594	(1)(2)	0	513,646	(1)	1,617,948	(2)

(1)

This number includes 237,629 Class A Shares and 276,017 Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”), held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units of the Operating Partnership. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(2)

This number includes 646,905 Class A Shares and 971,043 Class B Shares held by Mr. Lampert, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(3)

This is based upon 36,828,522 Class A Shares and 1,247,060 Class B Shares outstanding as of July 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, that was filed by the Issuer with the SEC on August 2, 2019.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on July 17, 2016).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on July 17, 2016).

99.3	Agreement of Limited Partnership of Seritage Growth Properties, L.P., dated July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.4	Registration Rights Agreement, dated as of July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P., Edward S. Lampert and solely for purposes of Section 7.1, Seritage Growth Properties, L.P. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.5	Articles of Amendment and Restatement of Seritage Growth Properties (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.6	Exchange Agreement, dated as of June 26, 2015, by and among Seritage Growth Properties, Seritage Growth Properties, L.P., ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 2, 2015).

99.7	Senior Unsecured Term Loan Agreement, dated as of February 23, 2017, among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC, and JPP II, LLC, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 24, 2017).

99.8	Senior Unsecured Term Loan Agreement, dated as of December 27, 2017, among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC, JPP II, LLC and Empyrean Investments, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 28, 2017).

99.9	Rule 10b5-1(c) Plan, dated March 28, 2019, by ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed on March 28, 2019).

99.10	Rule 10b5-1(c) Plan, dated September 30, 2019, by ESL Partners, L.P. (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2019	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF SERITAGE GROWTH PROPERTIES

Entity	Date of Transaction	Description of Transaction	Class A Shares, Class B Shares or OP Units Acquired		Class A Shares, Class B Shares or OP Units Disposed		Price Per Class A Share, Class B Share or OP Unit
ESL Partners, L.P.	08/12/2019	Cross Trade of Class A Shares			38,652	(1)	$39.24
Edward S. Lampert	08/12/2019	Cross Trade of Class A Shares	38,652	(1)			$39.24
ESL Partners, L.P.	08/12/2019	Cross Trade of OP Units			683,081	(2)	$39.24
Edward S. Lampert	08/12/2019	Cross Trade of OP Units	683,081	(2)			$39.24
ESL Partners, L.P.	08/12/2019	Transfer of Class B Shares			44,897	(3)	(4)
Edward S. Lampert	08/12/2019	Transfer of Class B Shares	44,897	(3)			(4)

(1)	Represents Class A common shares of beneficial interest of Seritage Growth Properties (the “Issuer”), par value $0.01 per share (“Class A Shares”).
(2)

Represents limited partnership interests (“OP Units”) of Seritage Growth Properties, L.P. (the “Operating Partnership”). Pursuant to the agreement of limited partnership of the Operating Partnership, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(3)	Represents Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”).
(4)

In connection with the cross-trade of OP Units from ESL Partners, L.P., a Delaware limited partnership (“Partners”) to Edward S. Lampert, pursuant to the governing documents of the Operating Partnership, Partners was also required to transfer Class B Shares to Mr. Lampert for no additional compensation.